October 05, 2016

VIA EDGAR

Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Susan Block

Attorney-Advisor

Re: HempTech Corp. - Request for Qualification

Offering Statement on Form 1-A

Filed August 3, 2016

File No. 024-10588

Dear Ms. Block:

We have attached an updated auditor’s consent, prior qualification, which includes updated auditor’s consent for their use as a named expert in the offering statement, per your comments dated October 05, 2016.

Hence, on behalf of HempTech Corp (the “Company”), I respectfully request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified by 2:00 P.M. Eastern Time on October 06, 2016, or as soon thereafter as is practicable.

In so doing, the Company acknowledges the following:

● Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Sam Talari

Sam Talari, CEO

HempTech Corp.

10901 ROOSEVELT BLVD, BLDG. C, SUITE 1000, SAINT PETERSBURG, FL 33716 ● (727) 474-1810 ● HEMPTECHCORP.COM